

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Gordon Roth
Chief Financial Officer
Roth CH Acquisition V Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition V Co.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-41105**

Dear Gordon Roth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction